

Gordon Daugherty · 3rd

Best-selling author, seasoned business executive, entrepreneur, startup advisor and investor

Austin, Texas, United States · Contact info

500+ connections

Capital Factory

Experience

Co-Founder & President
Capital Factory
Aug 2012 – Present · 9 yrs 2 mos
Austin, Texas Area

Startup accelerator, seed stage venture fund and co-working facility in Austin, Texas

Founder
Shockwave Innovations
Jan 2000 – Present · 21 yrs 9 mos

Advice, education, resources and funding for tech startups


FOUNDERS
ACADEMY
ESSENTIALS

Founders Academy Essentials

Governing Board
Houston Exponential
Dec 2020 – Present · 10 mos

Non-profit organization created to accelerate the growth of Houston's innovation ecosystem

Senior Contributor - "Startup Success" Column
Texas CEO Magazine
Nov 2019 – Present · 1 yr 11 mos

Helping CEOs across Texas grow their businesses and master the chief executive role

Board Director
Apptronik
Jun 2020 – Present · 1 yr 4 mos

Products and services for robots designed to work with and around humans

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Education

Baylor University
B.S., Computer Science
Activities and Societies: Sigma Phi Epsilon fraternity

Wharton School of Business
Commercial Marketing Strategy for Executives

Technion - Israel Institute of Technology
Senior Management Program

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